UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
 Tender Offer Statement Under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of
1934
(Amendment No. 1)

American Defense Systems, Inc.
 (Name of Subject Company (Issuer))

Armor Defense Systems, Inc.
 (Name of Filing Person)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
 (Title of Class of Securities)

Not applicable
 (CUSIP Number of Class of Securities)

Dale S. Scales
Chief Executive Officer
Armor Defense Systems, Inc.
202 Champions Point Way
Cary, North Carolina 27513
(919) 389-8321

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:
Jeffrey M. Quick Quick Law Group PC 1035 Pearl Street Suite 403 Boulder, Colorado 80302 (720) 259-3393

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$1,542,441.38	$176.76

*
Estimated solely for purposes of calculating the filing fee only, this amount is based on the anticipated purchase of 55,087,192 shares of common stock at the maximum tender offer exchange price of $1,542,441.38.

**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Exchange Act, equals $39.30 per million of the value of the transaction.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☐	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

June 20, 2012

In accordance with Section 14(e) of the Securities Exchange Act of 1934, as amended, Armor Defense Systems, Inc. (the “Company”) hereby withdraws its Tender Offer made on June 14, 2012.  No securities were sold in connection with this tender offer and no tender of Subject Company securities occurred.  The Company formally amends that tender offer to withdraw it effective immediately in order to, among other things, re-evaluate the Company’s compliance with Section 5 of the Securities Act of 1933, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Armor Defense Systems, Inc.

By:	/s/ Dales S. Scales
Name:	Dales S. Scales
Title:	Chief Executive Officer

Dated: June 20, 2012